Exhibit 99.2 - Stantec Inc.'s Unaudited Interim Condensed Consolidated Financial Statements
Interim Condensed Consolidated Statements of Financial Position
(Unaudited)

		September 30, 2023	December 31, 2022
(In millions of Canadian dollars)	Notes	$	$
ASSETS
Current
Cash and cash equivalents		172.0	148.3
Trade and other receivables	5	1,075.3	1,028.0
Unbilled receivables		768.0	553.4
Contract assets		95.6	83.9
Income taxes recoverable		79.9	65.4
Prepaid expenses		50.5	48.6
Other assets	6	9.9	10.2
Total current assets		2,251.2	1,937.8
Non-current
Property and equipment		266.9	250.7
Lease assets	4	453.1	470.4
Goodwill	4	2,409.0	2,346.4
Intangible assets	4	291.2	320.4
Net employee defined benefit asset		67.1	57.4
Deferred tax assets		80.8	45.2
Other assets	6	268.4	224.6
Total assets		6,087.7	5,652.9
LIABILITIES AND EQUITY
Current
Bank indebtedness	7,12	27.8	65.4
Trade and other payables		855.8	755.7
Lease liabilities		102.0	99.0
Deferred revenue		368.1	327.7
Income taxes payable		29.0	25.9
Long-term debt	7,12	148.0	52.2
Provisions	8	48.0	48.1
Other liabilities	9	43.6	36.0
Total current liabilities		1,622.3	1,410.0
Non-current
Lease liabilities	4	485.9	522.4
Income taxes payable		4.0	7.1
Long-term debt	7,12	1,257.9	1,183.6
Provisions	8	150.4	149.7
Net employee defined benefit liability		27.8	32.3
Deferred tax liabilities		35.5	28.2
Other liabilities	9	40.7	33.6
Total liabilities		3,624.5	3,366.9
Shareholders’ equity
Share capital	10	993.5	983.8
Contributed surplus		5.5	6.7
Retained earnings		1,338.0	1,154.9
Accumulated other comprehensive income		126.2	140.6
Total shareholders’ equity		2,463.2	2,286.0
Total liabilities and equity		6,087.7	5,652.9
See accompanying notes

F-1	Stantec Inc.

Interim Condensed Consolidated Statements of Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2023	2022	2023	2022
(In millions of Canadian dollars, except per share amounts)	Notes	$	$	$	$

Gross revenue		1,693.2	1,473.2	4,870.6	4,163.7
Less subconsultant and other direct expenses		376.4	313.2	1,046.6	836.9

Net revenue		1,316.8	1,160.0	3,824.0	3,326.8
Direct payroll costs	13	595.7	533.0	1,748.9	1,530.0

Project margin		721.1	627.0	2,075.1	1,796.8

Administrative and marketing expenses	10,12,13	487.1	445.4	1,462.7	1,303.1
Depreciation of property and equipment		14.8	14.4	45.0	43.0
Depreciation of lease assets		30.1	29.7	91.2	90.2
Amortization of intangible assets		25.6	26.6	78.3	77.1
Net reversal of lease assets impairment		(0.8)	(1.1)	(2.9)	(3.7)
Net interest expense	7,15	25.1	18.7	68.1	46.5
Other net finance expense		1.1	3.8	2.6	6.1
Foreign exchange loss (gain)		1.2	(1.4)	5.9	1.4
Other loss (income)	14	2.8	1.8	(7.2)	5.8

Income before income taxes		134.1	89.1	331.4	227.3

Income taxes
Current		43.1	34.0	102.7	80.6
Deferred		(12.9)	(12.9)	(28.1)	(26.8)

Total income taxes		30.2	21.1	74.6	53.8

Net income for the period		103.9	68.0	256.8	173.5

Weighted average number of shares outstanding - basic		110,958,545	110,737,375	110,955,101	110,990,534

Weighted average number of shares outstanding - diluted		110,958,545	110,896,770	110,955,101	111,150,916

Shares outstanding, end of the period		110,958,545	110,746,040	110,958,545	110,746,040

Earnings per share, basic and diluted		0.94	0.61	2.31	1.56
See accompanying notes

F-2	Stantec Inc.

Interim Condensed Consolidated Statements
of Comprehensive Income
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2023	2022	2023	2022
(In millions of Canadian dollars)	Notes	$	$	$	$
Net income for the period		103.9	68.0	256.8	173.5
Other comprehensive income (loss)

Items that may be reclassified to net income in subsequent periods:
Exchange differences on translation of foreign operations	12	42.9	137.3	(12.4)	131.8
Net unrealized (loss) gain on financial instruments	6,12	(3.0)	2.6	(2.0)	(0.5)

Other comprehensive income (loss) for the period, net of tax		39.9	139.9	(14.4)	131.3

Total comprehensive income for the period, net of tax		143.8	207.9	242.4	304.8
See accompanying notes

F-3	Stantec Inc.

Interim Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited)

	Shares Outstanding (note 10)	Share Capital (note 10)	Contributed Surplus (note 10)	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
(In millions of Canadian dollars, except shares)	#	$	$	$	$	$

Balance, December 31, 2021	111,333,479	972.4	10.6	1,043.4	(24.7)	2,001.7
Net income				173.5		173.5
Other comprehensive income					131.3	131.3
Total comprehensive income				173.5	131.3	304.8
Share options exercised for cash	498,237	15.9				15.9
Share-based compensation			(1.0)			(1.0)
Shares repurchased under Normal Course Issuer Bid	(1,085,676)	(9.6)	(0.1)	(55.6)		(65.3)
Fair value reclass of share options exercised		2.7	(2.7)			—
Dividends declared				(59.9)		(59.9)

Balance, September 30, 2022	110,746,040	981.4	6.8	1,101.4	106.6	2,196.2

Balance, December 31, 2022	110,809,020	983.8	6.7	1,154.9	140.6	2,286.0
Net income				256.8		256.8
Other comprehensive loss					(14.4)	(14.4)
Total comprehensive income (loss)				256.8	(14.4)	242.4
Share options exercised for cash	278,561	9.3				9.3
Share-based compensation			0.4			0.4
Shares repurchased under Normal Course Issuer Bid	(129,036)	(1.2)	—	(8.8)		(10.0)
Fair value reclass of share options exercised		1.6	(1.6)			—
Dividends declared				(64.9)		(64.9)

Balance, September 30, 2023	110,958,545	993.5	5.5	1,338.0	126.2	2,463.2
See accompanying notes

F-4	Stantec Inc.

Interim Condensed Consolidated Statements of Cash Flows
(Unaudited)

		For the quarter ended September 30,		For the three quarters ended September 30,
		2023	2022	2023	2022
(In millions of Canadian dollars)	Notes	$	$	$	$
CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income		103.9	68.0	256.8	173.5
Add (deduct) items not affecting cash:
Depreciation of property and equipment		14.8	14.4	45.0	43.0
Depreciation of lease assets		30.1	29.7	91.2	90.2
Amortization of intangible assets		25.6	26.6	78.3	77.1
Net reversal of lease assets impairment		(0.8)	(1.1)	(2.9)	(3.7)
Deferred income taxes		(12.9)	(12.9)	(28.1)	(26.8)
Net loss (gain) on equity securities	14	3.0	2.5	(4.3)	6.5
Share-based compensation	10	12.6	10.6	40.2	18.2
Provisions	8	10.3	2.1	34.0	37.2
Other non-cash items		4.4	3.5	(2.0)	7.9
		191.0	143.4	508.2	423.1
Trade and other receivables		(70.1)	(69.7)	(32.0)	(110.8)
Unbilled receivables		(32.7)	(61.9)	(208.5)	(173.8)
Contract assets		(0.3)	(6.0)	(11.7)	(16.7)
Prepaid expenses		10.5	7.5	(1.7)	(1.2)
Income taxes net recoverable		26.2	10.6	(9.5)	0.2
Trade and other payables and other accruals		54.0	58.0	0.4	(39.2)
Deferred revenue		34.8	11.2	35.9	13.1
		22.4	(50.3)	(227.1)	(328.4)
Net cash flows from operating activities		213.4	93.1	281.1	94.7
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Business acquisitions, net of cash acquired	4	—	—	(75.6)	(47.6)
Purchase of investments held for self-insured liabilities	6	(18.8)	(101.1)	(69.8)	(144.2)
Proceeds from sale of investments held for self-insured liabilities	6	13.3	75.2	45.1	178.9
Purchase of property and equipment and intangible assets		(39.9)	(20.1)	(80.3)	(46.3)
Other		(1.1)	1.3	5.7	2.9
Net cash flows used in investing activities		(46.5)	(44.7)	(174.9)	(56.3)
CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Net proceeds from issue of senior unsecured notes and bilateral term credit facility	7,15	—	—	348.8	—
Net (repayment of) proceeds from revolving credit facility	15	(158.5)	(40.1)	(187.9)	113.2
Repayment of notes payable and software financing obligations	15	(4.0)	(2.6)	(44.3)	(49.1)
Net (repayment of) proceeds from bank indebtedness		(7.9)	(11.1)	(37.9)	32.1
Net lease payments	15	(32.8)	(36.0)	(94.2)	(107.8)
Repurchase of shares for cancellation	10	—	—	(10.0)	(65.3)
Proceeds from exercise of share options		—	0.5	9.3	15.9
Payment of dividends to shareholders	10	(21.6)	(19.9)	(63.3)	(58.2)
Net cash flows used in financing activities		(224.8)	(109.2)	(79.5)	(119.2)
Foreign exchange gain (loss) on cash held in foreign currency		2.1	30.3	(3.0)	32.8
Net (decrease) increase in cash and cash equivalents		(55.8)	(30.5)	23.7	(48.0)
Cash and cash equivalents, beginning of the period		227.8	169.2	148.3	186.7
Cash and cash equivalents, end of the period		172.0	138.7	172.0	138.7
See accompanying notes

F-5	Stantec Inc.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-6	Stantec Inc.

Notes to the Unaudited Interim Condensed
Consolidated Financial Statements

1.Corporate Information
The interim condensed consolidated financial statements (consolidated financial statements) of Stantec Inc., its subsidiaries, and its structured entities (the Company) for the three quarters ended September 30, 2023, were authorized for issuance in accordance with a resolution of the Company’s Audit and Risk Committee on November 9, 2023. The Company was incorporated under the Canada Business Corporations Act on March 23, 1984. Its shares are traded on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE) under the symbol STN. The Company’s registered office is located at Suite 300, 10220 - 103 Avenue, Edmonton, Alberta. The Company is domiciled in Canada.

The Company is a provider of comprehensive professional services in the area of infrastructure and facilities for clients in the public and private sectors. The Company’s services include engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics, from initial project concept and planning through to design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2.Basis of Preparation
These consolidated financial statements for the three quarters ended September 30, 2023 were prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting. These consolidated financial statements do not include all information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Company’s December 31, 2022 annual consolidated financial statements. These consolidated financial statements are presented in Canadian dollars and all values are rounded to the nearest million ($000,000), except where otherwise indicated.

The accounting policies applied when preparing the Company’s consolidated financial statements are consistent with those followed when preparing the annual consolidated financial statements for the year ended December 31, 2022 except as described in note 3.

The preparation of these consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue, and expenses. The significant judgments made by management when applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the Company’s December 31, 2022 annual consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-7	Stantec Inc.

3.Recent Accounting Pronouncements and Changes to Accounting Policies
a) Recent adoptions
The following amendments became effective on January 1, 2023 and did not have a material impact on the Company's consolidated financial statements:

•In February 2021, the IASB issued Definition of Accounting Estimates (Amendments to IAS 8). The amendments define accounting estimates and clarify the distinction between changes in accounting estimates and changes in accounting policies.

•In February 2021, the IASB issued Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2). The amendments provide guidance to help entities disclose their material (previously "significant") accounting policies.

•In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12). The amendments narrow the scope of the recognition exemption so that companies are required to recognize deferred tax for transactions that give rise to equal amounts of taxable and deductible temporary differences, such as leases.

In May 2023, the IASB issued International Tax Reform—Pillar Two Model Rules (Amendments to IAS 12). The amendments provide a mandatory immediate temporary exception to accounting for deferred taxes arising from the Organisation for Economic Co-operation and Development's (OECD) international tax reform and introduce additional disclosure requirements for annual financial statements. The amendments are effective immediately upon issue and are applied retrospectively. The Company has applied the exception to recognizing deferred tax assets and liabilities related to Pillar Two income taxes and is assessing the disclosure impact of the amendments on its consolidated financial statements.

b) Future adoptions
The standards, amendments, and interpretations issued before 2023 but not yet adopted by the Company have been disclosed in note 6 of the Company’s December 31, 2022 annual consolidated financial statements. In addition, the following amendments were issued during 2023:

•In May 2023, the IASB issued Supplier Finance Arrangements (Amendments to IAS 7 and IFRS 7), which introduces new disclosure requirements related to an entity's use of supplier finance arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, with earlier application permitted.

•In August 2023, the IASB issued Lack of Exchangeability (Amendments to IAS 21), which clarifies that entities must estimate the spot exchange rate when it is determined that a currency lacks exchangeability and introduces targeted disclosure requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2025, with earlier application permitted.

The Company is currently considering the impact of adopting these standards, amendments, and interpretations on its consolidated financial statements.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-8	Stantec Inc.

4. Business Acquisition
On June 30, 2023, the Company acquired all of the shares of Environmental Systems Design, Inc. (ESD), for cash consideration and notes payable. ESD is a 300-person firm headquartered in Chicago. The firm provides building engineering services, specializing in mission critical and data center services. This addition further strengthens the Company’s Buildings operations in the United States cash-generating unit.

Details of the consideration transferred and the fair value of the identifiable assets and liabilities acquired at the date of acquisition, including measurement period adjustments for prior acquisitions, were as follows:

	Notes	Total $

Cash consideration		86.7
Notes payable	7	50.6
Consideration		137.3

Cash consideration		86.7
Cash acquired		11.1
Net cash paid		75.6

Assets and liabilities acquired
Cash		11.1
Non-cash working capital		8.0
Lease assets		14.8
Intangible assets		37.6
Lease liabilities		(11.9)
Other		4.9
Total identifiable net assets at fair value		64.5
Goodwill arising on acquisitions		72.8

Deferred consideration is included as notes payable and has been assessed as part of the business combination and recognized at fair value at the acquisition date.

Non-cash working capital includes trade receivables and unbilled receivables which are recognized at fair value at the time of acquisition, and their fair value approximates their net carrying value.

Goodwill consists of the value of expected synergies arising from an acquisition, the expertise and reputation of the assembled workforce acquired, and the geographic location of the acquiree. Tax deductible goodwill and intangible assets arising from the ESD acquisition was $110.5.

Fair value of net assets for current and prior year acquisitions

The preliminary fair values of the net assets recognized in the Company’s consolidated financial statements were based on management’s best estimates of the acquired identifiable assets and liabilities at the acquisition dates. Management finalized the fair value assessments of assets and liabilities purchased from Barton Willmore and L2P during the first three quarters. For ESD, management is reviewing vendor's closing financial statements, purchase adjustments, and other outstanding information. Once the outstanding information is received, reviews are completed, and approvals are obtained, the valuation of acquired assets and liabilities will be finalized.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-9	Stantec Inc.

5.Trade and Other Receivables

	September 30, 2023	December 31, 2022
	$	$

Trade receivables, net of expected credit losses of $2.7 (2022 – $2.0)	1,039.4	988.1
Holdbacks and other	35.9	39.9
Trade and other receivables	1,075.3	1,028.0

The aging analysis of gross trade receivables is as follows:

	Total	1–30	31–60	61–90	91–120	121+
	$	$	$	$	$	$
September 30, 2023	1,042.1	621.5	224.9	65.6	47.9	82.2
December 31, 2022	990.1	556.4	246.9	71.6	39.8	75.4

Information about the Company’s exposure to credit risks for trade and other receivables is included in note 12.

6.Other Assets

		September 30, 2023	December 31, 2022
	Note	$	$

Financial assets
Investments held for self-insured liabilities	11,14	183.9	156.8
Holdbacks on long-term contracts		40.2	33.7
Other		36.6	27.0
Non-financial assets
Other		17.6	17.3
		278.3	234.8
Less current portion - financial		8.7	9.1
Less current portion - non-financial		1.2	1.1
Long-term portion		268.4	224.6

Financial assets — Other primarily includes indemnifications, sublease receivables, deposits, and derivative financial instruments (note 12). Non-financial assets - Other primarily includes transaction costs on long-term debt and investment tax credits.

Investments held for self-insured liabilities include government and corporate bonds that are classified as fair value through other comprehensive income (FVOCI) with unrealized gains (losses) recorded in other comprehensive income (loss). Investments also include equity securities that are classified as fair value through profit and loss with gains (losses) recorded in net income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-10	Stantec Inc.

7.Long-Term Debt

	September 30, 2023	December 31, 2022
	$	$

Senior unsecured notes	547.4	298.6
Revolving credit facility	347.8	533.0
Term loan facilities	407.9	307.2
Notes payable	88.7	62.4
Software financing obligations	14.1	34.6
	1,405.9	1,235.8
Less current portion	148.0	52.2
Long-term portion	1,257.9	1,183.6

Interest expense on the Company’s long-term debt and bank indebtedness for the first three quarters of 2023 was $54.7 (September 30, 2022 – $32.4).

Senior unsecured notes
The Company's senior unsecured notes (the notes) consist of:
•$300 of notes that mature on October 8, 2027, bearing interest at a fixed rate of 2.048% per annum; and
•$250 of notes issued on June 27, 2023, that mature on June 27, 2030. The notes bear interest at a fixed rate of 5.393% per annum.

The notes rank pari passu with all other debt and future indebtedness of the Company.

Revolving credit and term loan facilities
The Company has syndicated senior credit facilities, structured as a sustainability-linked loan, consisting of a senior revolving credit facility in the maximum amount of $800 and a senior term loan of $310 in two tranches. Additional funds of $600 can be accessed subject to approval and under the same terms and conditions. The revolving credit facility and the term loan are unsecured, may be repaid from time to time at the option of the Company, and mature at various dates before December 8, 2027. On June 16, 2023, the Company also entered into an unsecured bilateral term credit facility of $100 that matures on June 17, 2024. The average interest rate for the revolving credit facility and term loan facilities at September 30, 2023, was 6.97% (December 31, 2022 – 6.09%).

The Company is subject to restrictive covenants related to its revolving credit facility, term loan facilities, and senior unsecured notes, which are measured quarterly. These covenants are consistent with those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2022. The Company was in compliance with these covenants as at and throughout the three quarters ended September 30, 2023.

Bank indebtedness
The Company has an uncommitted unsecured multicurrency credit facility of up to £20 that is repayable on demand. The average interest rate for the facility at September 30, 2023, was 6.64% (December 31, 2022 - 5.18%) and the amount drawn was $24.9 (December 31, 2022 - $24.6).

Bank indebtedness also includes overdrafts drawn under the terms of the Company’s syndicated senior credit facilities of $2.9 (December 31, 2022 - $40.8).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-11	Stantec Inc.

Notes payable
Notes payable consists primarily of notes payable for acquisitions and are due at various times from 2023 to 2026. Repayment is contingent on selling shareholders complying with the terms of the acquisition agreements. The weighted average interest rate on the notes payable at September 30, 2023, was 3.86% (December 31, 2022 – 1.6%).

Software financing obligations
The Company has financing obligations for software, included in intangible assets, bearing interest at rates up to 5.94% (December 31, 2022 - up to 5.94%). These obligations expire at various dates before October 2027.

Letter of credit and surety facilities
The Company has a separate letter of credit facility outside of its revolving credit facility that provides letters of credit up to $100. At September 30, 2023, $49.3 (December 31, 2022 – $66.9) in aggregate letters of credit outside of the Company’s credit facilities were issued in various currencies. Of these letters of credit, $36.9 (December 31, 2022 – $54.6) expire at various dates before October 2024 and $12.4 (December 31, 2022 – $12.3) have open-ended terms.

The Company has surety facilities related to Construction Services (which was sold in 2018), to accommodate the issuance of bonds for certain types of project work. At September 30, 2023, the Company retained bonds of $17.7 (December 31, 2022 – $27.1) in US funds under these surety facilities that will expire on completion of the associated projects. The estimated completion dates of these projects are before June 2024. Although the Company remains obligated for these instruments, the purchaser of the Construction Services business has indemnified the Company for any obligations that may arise from these bonds.

The Company also has $20.3 (December 31, 2022 - $18.8) in bonds for our continuing operations that will expire on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

8.Provisions

	Self- insured liabilities	Claims	Lease restoration	Onerous contracts	Total
	$	$	$	$	$

January 1, 2023	94.6	52.6	17.5	33.1	197.8
Current period provisions	18.6	20.0	15.9	4.3	58.8
Paid or otherwise settled	(17.3)	(24.6)	(4.4)	(11.4)	(57.7)
Impact of foreign exchange	0.2	(0.3)	(0.3)	(0.1)	(0.5)
	96.1	47.7	28.7	25.9	198.4
Less current portion	7.3	23.4	4.0	13.3	48.0
Long-term portion	88.8	24.3	24.7	12.6	150.4

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-12	Stantec Inc.

9.Other Liabilities

		September 30, 2023	December 31, 2022
	Note	$	$

Cash-settled share-based compensation	10	68.8	60.4
Other		15.5	9.2
		84.3	69.6
Less current portion		43.6	36.0
Long-term portion		40.7	33.6

10.Share Capital

Authorized
Unlimited	Common shares, with no par value
Unlimited	Preferred shares issuable in series, with attributes designated by the board of directors

Common shares
The Company has approval to repurchase up to 5,538,309 common shares and an Automatic Share Purchase Plan (ASPP) which allows a broker, in its sole discretion and based on the parameters established by the Company, to purchase common shares for cancellation under the Normal Course Issuer Bid (NCIB) at any time during predetermined trading blackout periods. During the first three quarters of 2023, 129,036 common shares were repurchased for cancellation pursuant to the NCIB at a cost of $10.0 (September 30, 2022 - 1,085,676 shares were repurchased at a cost of $65.3). As at September 30, 2023 and December 31, 2022, no liability was recorded in the Company’s consolidated statements of financial position in connection with the ASPP.
Dividends
Holders of common shares are entitled to receive dividends when declared by the Company’s board of directors. The table below describes the dividends paid in 2023:

			Dividend per Share	Paid
Date Declared	Record Date	Payment Date	$	$
November 10, 2022	December 30, 2022	January 17, 2023	0.180	20.0
February 22, 2023	March 31, 2023	April 17, 2023	0.195	21.7
May 10, 2023	June 30, 2023	July 17, 2023	0.195	21.6
August 9, 2023	September 29, 2023	October 16, 2023	0.195	—

At September 30, 2023, trade and other payables included $21.6 related to the dividends declared on August 9, 2023.

Share-based payment transactions

During the third quarter of 2023, the Company recognized a net share-based compensation expense of $12.6 (September 30, 2022 - $10.6) in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $13.2 (September 30, 2022 - $11.7) offset by a hedge impact of $0.6 (September 30, 2022 - $1.1) (note 12).

During the first three quarters of 2023, the Company recognized a net share-based compensation expense of $40.2 (September 30, 2022 - $18.2), in administrative and marketing expenses in the consolidated statements of income, comprised of share-based compensation expense of $48.7 (September 30, 2022 - $12.6) offset by a hedge impact of $8.5 (September 30, 2022 - $5.6) (note 12).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-13	Stantec Inc.

During the first three quarters of 2023, the Company granted 177,897 Performance Share Units (PSUs) at a fair value of $15.7 (September 30, 2022 - 253,938 units for $14.5) and 118,259 Restricted Share Units (RSUs) at a fair value of $9.5 (September 30, 2022 - 145,884 units for $8.0), under the same terms, conditions, and vesting requirements as the units issued in 2022. Also, during the first three quarters of 2023, 284,209 PSUs were paid at a value of $28.2 (September 30, 2022 - 320,129 PSUs were paid at a value of $15.3) and 127,173 RSUs were paid at a value of $10.2 (September 30, 2022 - 148,327 were paid at a value of $8.0).

At September 30, 2023, the accrued obligations for PSUs of $35.1 (December 31, 2022 - $32.8), Restricted Share Units (RSUs) of $13.7 (December 31, 2022 - $12.7), and Deferred Share Units (DSUs) of $20.0 (December 31, 2022 - $14.9) were recorded in other liabilities (note 9).

11.Fair Value Measurements
All financial instruments carried at fair value are categorized into one of the following:
•Level 1 – quoted market prices
•Level 2 – valuation techniques (market observable)
•Level 3 – valuation techniques (non-market observable)
When forming estimates, the Company uses the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the financial instrument is categorized based on the lowest level of significant input.

When determining fair value, the Company considers the principal or most advantageous market in which it would transact and the assumptions that market participants would use when pricing the asset or liability. The Company measures certain financial assets and liabilities at fair value on a recurring basis.

For financial instruments recognized at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by reassessing categorizations at the end of each reporting period.

In the first three quarters of 2023, no changes were made to the method of determining fair value and no transfers were made between levels of the hierarchy.

The following tables summarize the Company’s fair value hierarchy for those assets and liabilities measured and adjusted to fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At September 30, 2023	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	6	183.9	—	183.9	—
Derivative financial instruments	6,12	10.4	—	10.4	—
Liabilities
Notes payable	7	88.7	—	—	88.7

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-14	Stantec Inc.

		Carrying Amount	Level 1	Level 2	Level 3
At December 31, 2022	Notes	$	$	$	$
Assets
Investments held for self-insured liabilities	6	156.8	—	156.8	—
Derivative financial instruments	6,12	3.1	—	3.1	—
Liabilities
Notes payable	7	62.4	—	—	62.4
Derivative financial instruments	9,12	2.3	—	2.3	—

Investments held for self-insured liabilities consist of government and corporate bonds and equity securities. Fair value of bonds is determined using observable prices of debt with characteristics and maturities that are similar to the bonds being valued. Fair value of equities is determined using the reported net asset value per share of the investment funds. The funds derive their value from observable quoted prices of the equities owned that are traded in an active market.

The fair value of notes payable is not based on observable market data and as such, the valuation method is classified as level 3 in the fair value hierarchy. For payments with terms greater than one year, the estimated liability is discounted using an appropriate rate of interest.

The following tables summarize the Company’s fair value hierarchy for those liabilities that were not measured at fair value but are required to be disclosed at fair value on a recurring basis:

		Carrying Amount	Level 1	Level 2	Level 3
At September 30, 2023	Note	$	$	$	$
Senior unsecured notes	7	547.4	—	499.4	—

At December 31, 2022
Senior unsecured notes	7	298.6	—	259.8	—

The fair value of senior unsecured notes is determined by calculating the present value of future payments using observable benchmark interest rates and credit spreads for debt with similar characteristics and maturities.

12.Financial Instruments
a)Derivative financial instruments

Total return swaps on share-based compensation units
The Company has total return swap (TRS) agreements with financial institutions to manage its exposure to changes in the fair value of the Company's shares for certain cash-settled share-based payment obligations. The Company has designated the TRSs related to its RSUs as a cash flow hedge, with a notional amount of $22.2 maturing between 2024 and 2026. During the first three quarters of 2023, the TRSs related to the Company's RSUs had an unrealized gain of $2.9 ($2.3 net of tax) (September 30, 2022 - unrealized loss of $0.5 ($0.4 net of tax)) which was recognized in other comprehensive income (loss) and a gain of $4.5 (September 30, 2022 - loss of $3.6) was reclassified to the consolidated statements of income, in administrative and marketing expenses. The TRSs related to the Company's DSUs, for which hedge accounting was not applied, had an unrealized gain of $4.0 (September 30, 2022 – unrealized loss of $2.0) which was recognized in administrative and marketing expenses in the consolidated statements of income.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-15	Stantec Inc.

b)Nature and extent of risks
The conflicts in Ukraine and the Israel-Gaza area, and the transition to higher inflationary environments have had adverse financial impacts on the global economy, but the Company has not seen a significant increase to its risk exposure. Management continues to closely monitor the impacts on the Company’s risk exposure and will adjust its risk management approach as necessary.

Credit risk
Assets that subject the Company to credit risk consist primarily of cash and cash equivalents, trade and other receivables, unbilled receivables, contract assets, investments held for self-insured liabilities, holdbacks on long-term contracts, and other financial assets. The Company’s maximum amount of credit risk exposure is limited to the carrying amount of these assets, which at September 30, 2023, was $2,371.6 (December 31, 2022 – $2,031.1).

The Company limits its exposure to credit risk by placing its cash and cash equivalents in high-quality credit institutions. Investments held for self-insured liabilities include corporate bonds and equity securities. The Company believes the risk associated with corporate bonds and equity securities is mitigated by the overall quality and mix of the Company’s investment portfolio. Substantially all bonds held by the Company are investment grade, and none are past due. The Company monitors changes in credit risk by tracking published external credit ratings.

The Company mitigates the risk associated with trade and other receivables, unbilled receivables, contract assets, and holdbacks on long-term contracts by providing services to diverse clients in various industries and sectors of the economy. In addition, management reviews trade and other receivables past due on an ongoing basis to identify matters that could potentially delay the collection of funds at an early stage. The Company does not concentrate its credit risk in any particular client, industry, or economic or geographic sector.

The Company monitors trade receivables to an internal target of days of revenue in trade receivables. At September 30, 2023, the days of revenue in trade receivables were 57 days (December 31, 2022 – 62 days).

Price risk
The Company’s investments held for self-insured liabilities are exposed to price risk arising from changes in the market values of the equity securities. This risk is mitigated because the portfolio of equity funds is monitored regularly and appropriately diversified. For the Company's investments held for self-insured liabilities, a 5% increase or decrease in equity prices at September 30, 2023, would increase or decrease the Company’s net income by $2.8 (September 30, 2022 - $1.5), respectively.

The Company is also exposed to changes in its share price arising from its cash-settled share-based payments as the Company's obligation under these arrangements are based on the price of the Company's shares. The Company mitigates a portion of its exposure to this risk for its RSUs and DSUs by entering into TRSs. For PSUs, a 10% increase or decrease in the price of the Company's shares at September 30, 2023, would decrease or increase the Company’s net income by $2.7 (September 30, 2022 - $1.1), respectively.

Liquidity risk
The Company meets its liquidity needs through various sources, including cash generated from operations, issuing senior unsecured notes, borrowings from its $800 revolving credit facility, term loan facilities, multicurrency credit facility, and the issuance of common shares. The unused capacity of the credit facilities at September 30, 2023, was $455.2 (December 31, 2022 – $231.8) and the Company also has access to additional funds of $600 under its syndicated credit facilities (note 7). The Company believes that it has sufficient resources to meet obligations associated with its financial liabilities.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-16	Stantec Inc.

Interest rate risk
The Company is subject to interest rate cash flow risk to the extent that its credit and term loan facilities are based on floating interest rates. The Company is also subject to interest rate pricing risk to the extent that its investments held for self-insured liabilities include fixed-rate government and corporate bonds. If the interest rate on the Company’s credit and term loan facilities at September 30, 2023, was 1% higher or lower, with all other variables held constant, net income would decrease or increase by $4.5 (September 30, 2022 - $4.8), respectively.

Foreign exchange risk
Foreign exchange risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Foreign exchange gains or losses in net income arise on the translation of foreign currency-denominated assets and liabilities (such as trade and other receivables, trade and other payables, and long-term debt) held in the Company's Canadian operations and foreign subsidiaries. The Company manages its exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, from time to time, through the use of foreign currency forward contracts.

Foreign exchange fluctuations may also arise on the translation of the Company's US-based subsidiaries or other foreign subsidiaries, where the functional currency is different from the Canadian dollar, and are recorded in other comprehensive income. During the first three quarters of 2023, the Company recorded exchange losses on translation of foreign operations of $12.4 through other comprehensive income (loss), of which $10.2 related to goodwill. The Company does not hedge for this foreign exchange risk.

13.Employee Costs

		For the quarter ended September 30,		For the three quarters ended September 30,
		2023	2022	2023	2022
	Note	$	$	$	$
Wages, salaries, and benefits		933.0	836.0	2,753.2	2,427.7
Pension costs		25.6	22.3	78.7	66.9
Net share-based compensation	10,12	12.6	10.6	40.2	18.2
Total employee costs		971.2	868.9	2,872.1	2,512.8
Direct labor		595.7	533.0	1,748.9	1,530.0
Indirect labor		375.5	335.9	1,123.2	982.8
Total employee costs		971.2	868.9	2,872.1	2,512.8

Direct labor costs include salaries, wages, and related fringe benefits (including pension costs) for labor hours directly associated with the completion of projects. Bonuses, share-based compensation, termination payments, and salaries, wages, and related fringe benefits (including pension costs) for labor hours not directly associated with the completion of projects are included in indirect labor costs. Indirect labor costs are included in administrative and marketing expenses in the consolidated statements of income.

14.Other Loss (Income)

	For the quarter ended September 30,		For the three quarters ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Realized gain on equity securities	(0.1)	(1.2)	(0.2)	(15.7)
Unrealized loss (gain) on equity securities	3.1	3.7	(4.1)	22.2
Other	(0.2)	(0.7)	(2.9)	(0.7)
Total other loss (income)	2.8	1.8	(7.2)	5.8

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-17	Stantec Inc.

15.Cash Flow Information
A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2023, is as follows:

	Senior Unsecured Notes	Revolving Credit and Term Loan Facilities	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2023	298.6	840.2	62.4	34.6	621.4	1,857.2
Statement of cash flows
Net proceeds (repayments)	250.0	(87.9)	(22.9)	(21.4)	(94.2)	23.6
Transaction costs	(1.2)	—	—	—	—	(1.2)
Non-cash changes
Foreign exchange	—	2.6	1.0	—	(2.7)	0.9
Additions and modifications	—	—	49.2	0.6	60.2	110.0
Other	—	0.8	(1.0)	0.3	3.2	3.3
September 30, 2023	547.4	755.7	88.7	14.1	587.9	1,993.8

A reconciliation of liabilities arising from financing activities for the three quarters ended September 30, 2022, is as follows:

	Senior Unsecured Notes	Revolving Credit Facility and Term Loan	Notes Payable	Software Financing Obligations	Lease Liabilities	Total
	$	$	$	$	$	$
January 1, 2022	298.2	851.2	64.7	31.0	668.9	1,914.0
Statement of cash flows
Net proceeds (repayments)	—	113.2	(33.1)	(16.0)	(107.8)	(43.7)
Non-cash changes
Foreign exchange	—	27.6	(2.1)	1.2	14.1	40.8
Additions and modifications	—	—	27.8	9.6	56.2	93.6
Other	0.3	0.9	(0.3)	0.1	—	1.0
September 30, 2022	298.5	992.9	57.0	25.9	631.4	2,005.7

	For the quarter ended September 30,		For the three quarters ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Supplemental disclosure
Income taxes paid, net of recoveries	17.9	20.6	109.5	75.6
Interest paid, net of receipts	18.1	15.5	58.5	41.1

Interest on lease liabilities during the third quarter of 2023 was $6.1 (September 30, 2022 - $5.4). Interest on lease liabilities during the first three quarters of 2023 was $18.3 (September 30, 2022 - $16.7).

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-18	Stantec Inc.

16.Segmented Information
The Company provides comprehensive professional services in the area of infrastructure and facilities throughout North America and globally. It considers the basis on which it is organized, including geographic areas, to identify its reportable segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision maker is the CEO of the Company, and the Company’s operating segments are based on its regional geographic areas.

The Company’s reportable segments are Canada, United States, and Global. These reportable segments provide professional consulting in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics services in the area of infrastructure and facilities.

Segment performance is evaluated by the CEO based on project margin and is measured consistently with project margin in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Adjustments and Eliminations column. Reconciliations of project margin to net income before taxes is included in the consolidated statements of income.

Reportable segments

	For the quarter ended September 30, 2023
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	375.4	981.1	361.0	1,717.5	(24.3)	1,693.2
Less inter-segment revenue	14.8	6.9	2.6	24.3	(24.3)	—
Gross revenue from external customers	360.6	974.2	358.4	1,693.2	—	1,693.2
Less subconsultants and other direct expenses	44.7	262.6	69.1	376.4	—	376.4
Total net revenue	315.9	711.6	289.3	1,316.8	—	1,316.8
Project margin	168.8	398.6	153.7	721.1	—	721.1

	For the quarter ended September 30, 2022
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	350.2	805.6	352.9	1,508.7	(35.5)	1,473.2
Less inter-segment revenue	10.0	10.1	15.4	35.5	(35.5)	—
Gross revenue from external customers	340.2	795.5	337.5	1,473.2	—	1,473.2
Less subconsultants and other direct expenses	46.1	203.7	63.4	313.2	—	313.2
Total net revenue	294.1	591.8	274.1	1,160.0	—	1,160.0
Project margin	156.0	324.5	146.5	627.0	—	627.0

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-19	Stantec Inc.

	For the three quarters ended September 30, 2023
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	1,108.7	2,761.2	1,090.9	4,960.8	(90.2)	4,870.6
Less inter-segment revenue	39.8	29.0	21.4	90.2	(90.2)	—
Gross revenue from external customers	1,068.9	2,732.2	1,069.5	4,870.6	—	4,870.6
Less subconsultants and other direct expenses	129.7	710.2	206.7	1,046.6	—	1,046.6
Total net revenue	939.2	2,022.0	862.8	3,824.0	—	3,824.0
Project margin	503.6	1,113.5	458.0	2,075.1	—	2,075.1

	For the three quarters ended September 30, 2022
	Canada	United States	Global	Total Segments	Adjustments and Eliminations	Consolidated
	$	$	$	$	$	$

Total gross revenue	1,008.0	2,266.1	994.1	4,268.2	(104.5)	4,163.7
Less inter-segment revenue	28.3	31.6	44.6	104.5	(104.5)	—
Gross revenue from external customers	979.7	2,234.5	949.5	4,163.7	—	4,163.7
Less subconsultants and other direct expenses	120.0	545.8	171.1	836.9	—	836.9
Total net revenue	859.7	1,688.7	778.4	3,326.8	—	3,326.8
Project margin	455.7	925.9	415.2	1,796.8	—	1,796.8

The following tables disclose the disaggregation of non-current assets by geographic area and revenue by geographic area and services:

Geographic information

	Non-Current Assets		Gross Revenue
	September 30, 2023	December 31, 2022	For the quarter ended September 30,		For the three quarters ended September 30,
			2023	2022	2023	2022
	$	$	$	$	$	$

Canada	604.6	618.4	360.6	340.2	1,068.9	979.7
United States	2,062.9	1,982.0	974.2	795.5	2,732.2	2,234.5
United Kingdom (revised)	204.2	202.2	100.8	95.2	307.4	257.5
Australia	387.6	421.2	113.1	116.2	348.8	342.5
Other global geographies (revised)	160.9	164.1	144.5	126.1	413.3	349.5
	3,420.2	3,387.9	1,693.2	1,473.2	4,870.6	4,163.7

Non-current assets consist of property and equipment, lease assets, goodwill, and intangible assets. Geographic information is attributed to countries based on the location of the assets.

Gross revenue is attributed to countries based on the location of the project.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-20	Stantec Inc.

For the first two quarters of 2023, a reclassification for certain projects located in other global geographies previously included in the United Kingdom of $29.2 (first two quarters of 2022 - $30.7) was made, which revised gross revenue for the United Kingdom from $235.8 to $206.6 (first two quarters of 2022 - $193.0 to $162.3) and other global geographies from $239.6 to $268.8 (first two quarters of 2022 - $192.7 to $223.4).

For the third quarter of 2022, the reclassification for certain projects located in other global geographies previously included in the United Kingdom of $13.8 was made, which revised gross revenue for the United Kingdom from $109.0 to $95.2 and other global geographies from $112.3 to $126.1.

For the year 2022, the reclassification for certain projects located in other global geographies previously included in the United Kingdom of $61.2 was made, which revised gross revenue for the United Kingdom from $409.3 to $348.1 and other global geographies from $415.0 to $476.2. For the year 2021, the reclassification for certain projects located in other global geographies previously included in the United Kingdom of $53.1 was made, which revised gross revenue for the United Kingdom from $341.0 to $287.9 and other global geographies from $365.9 to $419.0.

Gross revenue by services

	For the quarter ended September 30,		For the three quarters ended September 30,
	2023	2022	2023	2022
	$	$	$	$

Infrastructure	442.7	419.2	1,304.0	1,175.8
Water	355.8	298.0	1,025.2	847.4
Buildings	337.8	261.9	924.5	749.9
Environmental Services	374.1	324.1	1,053.0	909.4
Energy & Resources	182.8	170.0	563.9	481.2
Total gross revenue from external customers	1,693.2	1,473.2	4,870.6	4,163.7

Performance will fluctuate quarter to quarter. The first and fourth quarters historically have lower revenue generation and project activity because of holidays and weather conditions in the northern hemisphere. Despite this quarterly fluctuation, the Company has concluded that it is not highly seasonal in accordance with IAS 34.

Customers
The Company has a large number of clients in various industries and sectors of the economy. No particular customer exceeds 10% of the Company’s gross revenue.

17.Event after the Reporting Period

Dividends
On November 9, 2023, the Company declared a dividend of $0.195 per share, payable on January 16, 2024, to shareholders of record on December 29, 2023.

Notes to the Unaudited Interim Condensed Consolidated Financial Statements In millions of Canadian dollars except number of shares and per share data September 30, 2023	F-21	Stantec Inc.